[Reference Translation]

May 8, 2024

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

   Koji Sato, President

   (Code Number: 7203

   Prime of Tokyo Stock Exchange and

   Premier of Nagoya Stock Exchange)

Name and Title of Contact Person:

   Yoshihide Moriyama, General Manager,

   Capital Strategy & Affiliated Companies Finance Div.

   (Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Dividends from Surplus

At a meeting held on May 8, 2024, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with a record date of March 31, 2024. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

	Determined year-end dividend for FY 2024	Most recent dividend forecast	Year-end dividend paid for FY 2023
Record date	March 31, 2024	March 31, 2024	March 31, 2023
Dividend per share	45.00 yen	—	35.00 yen
Total amount of dividends	606,338 million yen	—	474,781 million yen
Effective date	May 24, 2024	—	May 26, 2023
Source of dividends	Retained earnings	—	Retained earnings

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2024 (ended March 31,2024)	Dividends for FY 2023 (ended March 31,2023)
End of interim period	30.00 yen	25.00 yen
End of fiscal period	45.00 yen	35.00 yen
Total	75.00 yen	60.00 yen

2.	Reason for the dividend amount

TMC deems the improvement of its shareholders’ profit as one of its priority management policies, and it will continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value.

TMC will strive to increase dividends in a stable and continuous manner.

With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for its investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities.

-End-